Perry Ellis International, Inc.

3000 N.W. 107th Avenue

Miami, Florida 33172

November 26, 2010

VIA FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Perry Ellis International, Inc. Registration Statement on Form S-3 File No.: 333-167728

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (No. 333-167728), as amended (the “Registration Statement”) of Perry Ellis International, Inc. (the “Registrant”). We respectfully request that the Registration Statement become effective as of 11:30 a.m., Washington, D.C. time, on November 26, 2010, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Broad and Cassel, by calling Kathleen L. Deutsch at (561) 366-5320. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Broad and Cassel, Attention: Kathleen L. Deutsch, by facsimile to (561) 650-1130.

The Registrant acknowledges the following:

•

Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call Ms. Deutsch at (561) 366-5320 if you have any questions regarding this request.

Very truly yours,

Cory Shade General Counsel